As filed with the Securities and Exchange         Registration No.33-62473
Commission on March 4, 1996                       Registration No. 811-2512
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

--------------------------------------------------------------------------------
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 2

                                and Amendment to

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


--------------------------------------------------------------------------------
     Variable Annuity Account B of Aetna Life Insurance and Annuity Company
                           (EXACT NAME OF REGISTRANT)

                    Aetna Life Insurance and Annuity Company
                               (NAME OF DEPOSITOR)

            151 Farmington Avenue, RE4C, Hartford, Connecticut 06156 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       Depositor's Telephone Number, including Area Code:  (860) 273-7834

                            Susan E. Bryant, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, RE4C, Hartford, Connecticut  06156
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


--------------------------------------------------------------------------------
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective on March 8, 1996.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant filed a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on February 29, 1996.

                           VARIABLE ANNUITY ACCOUNT B
                              CROSS REFERENCE SHEET


FORM N-4
ITEM NO.                  PART A (PROSPECTUS)                               LOCATION

    1     Cover Page . . . . . . . . . . . . . . . . . . . .     Cover Page

    2     Definitions. . . . . . . . . . . . . . . . . . . .     Glossary of Special Terms

    3     Synopsis or Highlights . . . . . . . . . . . . . .     Prospectus Summary; Fee Table

    4     Condensed Financial Information. . . . . . . . . .     Not Applicable

    5     General Description of Registrant, Depositor,          The Company; Variable
          and Portfolio Companies. . . . . . . . . . . . . .     Annuity Account B; The Funds

    6     Deductions and Expenses. . . . . . . . . . . . . .     Charges and Deductions;
                                                                 Distribution; Commissions and
                                                                 Distribution Expenses

    7     General Description of Variable Annuity
          Contracts. . . . . . . . . . . . . . . . . . . . .     Contract Rights; Miscellaneous

    8     Annuity Period . . . . . . . . . . . . . . . . . .     Annuity Period

    9     Death Benefit. . . . . . . . . . . . . . . . . . .     Death Benefit

   10     Purchases and Contract Value . . . . . . . . . . .     Purchase; Certificate Holder's
                                                                 Account Values

   11     Redemptions. . . . . . . . . . . . . . . . . . . .     Contract Rights - Withdrawals;
                                                                 Right to Cancel

   12     Taxes. . . . . . . . . . . . . . . . . . . . . . .     Tax Status

   13     Legal Proceedings. . . . . . . . . . . . . . . . .     Miscellaneous - Legal Proceedings

   14     Table of Contents of the Statement of                  Statement of Additional
          Additional Information . . . . . . . . . . . . . .     Information - Table of Contents




FORM N-4
ITEM NO.     PART B (STATEMENT OF ADDITIONAL INFORMATION)                   LOCATION

   15     Cover Page . . . . . . . . . . . . . . . . . . . .     Cover page

   16     Table of Contents. . . . . . . . . . . . . . . . .     Table of Contents

   17     General Information and History. . . . . . . . . .     General Information and History

   18     Services . . . . . . . . . . . . . . . . . . . . .     General Information and
                                                                 History; Independent Auditors

   19     Purchase of Securities Being Offered . . . . . . .     Offering and Purchase of
                                                                 Contracts

   20     Underwriters . . . . . . . . . . . . . . . . . . .     Offering and Purchase of
                                                                 Contracts
   21     Calculation of Performance Data. . . . . . . . . .     Performance Data

   22     Annuity Payments . . . . . . . . . . . . . . . . .     Annuity Payments

   23     Financial Statements . . . . . . . . . . . . . . .     Financial Statements



PART C (OTHER INFORMATION)

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

The Prospectus and the Statement of Additional Information for The New Retirement--Nicholas-Applegate/Aetna Annuity are incorporated into Part A and Part B, respectively, by reference to the Registrant's Pre-Effective Amendment No. 1 as filed electronically with the Securities and Exchange Commission on February 16, 1996.

                           VARIABLE ANNUITY ACCOUNT B
                           PART C - OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS
   (a) Financial Statements:
       (1)    Included in Part A:
              Condensed Financial Information
       (2)    Included in Part B:
              Financial Statements of Variable Annuity Account B:
              -Independent Auditors' Report
              -Statement of Assets and Liabilities as of December 31, 1994 -Statement of Operations for the year ended December 31, 1994 -Statements of Changes in Net Assets for the years ended
              December 31, 1994 and 1993
              -Notes to Financial Statements
              -Unaudited Statement of Assets and Liabilities as of September 30, 1995
              -Unaudited Statement of Operations for the nine-month period ended September 30, 1995
              -Unaudited Statements of Changes in Net Assets for the nine-month period ended September 30, 1995 and year ended December 31, 1994 -Notes to Financial Statements
              Financial Statements of the Depositor:
              -Independent Auditors' Report
              -Consolidated Statements of Income for the years ended December 31, 1994, 1993 and 1992
              -Consolidated Balance Sheets as of December 31, 1994 and 1993 -Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 1994, 1993 and 1992
              -Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992
              -Notes to Financial Statements
              -Unaudited Consolidated Statements of Income for the nine-month periods ended September 30, 1995 and 1994
              -Unaudited Consolidated Balance Sheets as of September 30, 1995 and December 31, 1994
              -Unaudited Consolidated Statements of Changes in Shareholder's Equity for the nine-month periods ended September 30, 1995 and 1994
              -Unaudited Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 1995 and 1994
              -Condensed Notes to Consolidated Financial Statements

   (b) Exhibits

       (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B(1)
       (2)    Not applicable
       (3.1)  Form of Selling Agreement(2)
       (4) Form of Variable Annuity Contracts (G-CDA-IC(NQ)), (GMCC-IC(NQ)), (G-CDA-IC(IR)), (GMCC -IC(IR)), (I-CDA-IC(NQ/MP)), (I-CDA-IC(IR/MP))(2)
       (5)    Form of Variable Annuity Contract Application (300-MAR-IB)(2)
       (6)    Certificate of Incorporation and By-Laws of Depositor(3)
       (7)    Not applicable
       (8.1) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Nicholas-Applegate Series Trust, and Nicholas-Applegate Capital Management(4)
       (8.2) Form of Marketing and Services Agreement Among Aetna Life Insurance and Annuity Company, Nicholas-Applegate Capital Management and Nicholas-Applegate Securities
       (9)    Opinion of Counsel
       (10.1) Consent of Independent Auditors
       (10.2) Consent of Counsel (included in exhibit 24(b)(9))
       (11)   Not applicable
       (12)   Not applicable
       (13)   Computation of Performance Data(5)
       (14)   Financial Data Schedule (See Exhibit 27)(5)
       (15.1) Powers of Attorney(6)
       (15.2) Authorization for Signatures(7)

1. Incorporated by reference to Registration Statement on Form N-4 (File No. 2-52448) filed February 28, 1986.
2. Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 33-34370) filed on April 19, 1994.
3. Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) filed on February 28, 1994.
4. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N1-A (File No. 33-94896), as filed electronically, on January 24, 1996.
5. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-62473), as filed electronically, on February 16, 1996.
6. The Power of Attorney for Timothy A. Holt is incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically, on February 27, 1996. The Powers of Attorney for all other signatories are incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-75982), as filed electronically, on February 20, 1996.

7. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-79122) filed electronically on August 16, 1995.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME AND PRINCIPAL
BUSINESS ADDRESS*             POSITIONS AND OFFICES WITH DEPOSITOR

Daniel P. Kearney             Director and President

Christopher J. Burns          Director and Senior Vice President

Laura R. Estes                Director and Senior Vice President

Timothy A. Holt               Director, Senior Vice President and Chief
                              Financial Officer

Gail P. Johnson               Director and Vice President

John Y. Kim                   Director and Senior Vice President

Shaun P. Mathews              Director and Vice President

Glen Salow                    Director and Vice President

Creed R. Terry                Director and Vice President

Zoe Baird                     Senior Vice President and General Counsel

Susan E. Schechter            Corporate Secretary and Counsel

Eugene M. Trovato             Vice President and Treasurer, Corporate
                              Controller

Diane Horn                    Vice President and Chief Compliance Officer


* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

   Incorporated herein by reference to Item 26 to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75982), as filed electronically on February 20, 1996.

ITEM 27.  NUMBER OF CONTRACT OWNERS

   As of December 31, 1995, there were 33,702 individuals holding interests in variable annuity contracts funded through Account B.

ITEM 28.  INDEMNIFICATION

   Reference is hereby made to Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

   C.G.S. Section 33-320a provides an exclusive remedy: a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

   Consistent with the statute, Aetna Life and Casualty Company has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor, which supplements the indemnification rights provided by C.G.S. Section 33-320a to the extent such coverage does not violate public policy.

ITEM 29.  PRINCIPAL UNDERWRITER

   (a) In addition to serving as the principal underwriter for the Registrant, Aetna Life Insurance and Annuity Company (ALIAC) also acts as the principal underwriter for Variable Life Account B and Variable Annuity Accounts C and G (separate accounts of ALIAC registered as unit investment trusts), and Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, ALIAC is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. ALIAC is also the depositor of Variable Life Account B and Variable Annuity Accounts C and G.

   (b) See Item 25 regarding the Depositor.

   (c) Compensation as of December 31, 1994:


    (1)            (2)               (3)              (4)            (5)

Name of      Net Underwriting    Compensation
Principal    Discounts and       on Redemption      Brokerage
Underwriter  Commissions         or Annuitization   Commissions   Compensation*
-----------  -----------         ----------------   -----------   -------------
Aetna Life                           $269,230                       $9,036,662
Insurance and
Annuity
Company


* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Account B.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

   All records concerning contract owners of Variable Annuity Account B are located at the home office of the Depositor as follows:

                    Aetna Life Insurance and Annuity Company
                    151 Farmington Avenue
                    Hartford, Connecticut  06156

ITEM 31.  MANAGEMENT SERVICES

   Not applicable

ITEM 32.  UNDERTAKINGS

   Registrant hereby undertakes:

   (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

   (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

   (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

   (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 2 to its Registration Statement on Form N-4 (File No. 33-62473) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hartford, State of Connecticut, on the 4th of March, 1996.

                                 VARIABLE ANNUITY ACCOUNT B OF AETNA LIFE
                                 INSURANCE AND ANNUITY COMPANY
                                     (REGISTRANT)

                            By:  AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                     (Depositor)


                            By:  Daniel P. Kearney*
                                 -----------------------------------------------
                                 Daniel P. Kearney
                                 President


   As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 33-62473) has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                     TITLE                                         DATE
 Daniel P. Kearney*           Director and President             )
---------------------------   (principal executive officer)      )
 Daniel P. Kearney                                               )
                                                                 )

 Timothy A. Holt*             Director, Senior Vice President and)
---------------------------   Chief Financial Officer            )
 Timothy A. Holt                                                 )

 Christopher J. Burns*        Director                           )      March
---------------------------
 Christopher J. Burns                                            )      4, 1996
                                                                 )
 Laura R. Estes*              Director                           )
---------------------------
 Laura R. Estes
                                                                 )
 Gail P. Johnson*             Director                           )
---------------------------
 Gail P. Johnson                                                 )




 John Y. Kim*                 Director                           )
---------------------------
 John Y. Kim                                                     )
                                                                 )
 Shaun P. Mathews*            Director                           )
---------------------------
 Shaun P. Mathews                                                )
                                                                 )
 Glen Salow*                  Director                           )
---------------------------
 Glen Salow                                                      )
                                                                 )
 Creed R. Terry*              Director                           )
---------------------------                                      )
 Creed R. Terry                                                  )

 Eugene M. Trovato*           Vice President and Treasurer,      )
---------------------------   Corporate Controller               )
 Eugene M. Trovato

    /s/ Julie E. Rockmore
-------------------------------------
    Julie E. Rockmore
   *Attorney-in-Fact


                           VARIABLE ANNUITY ACCOUNT B
                                  EXHIBIT INDEX


EXHIBIT NO.    EXHIBIT

99-B.1         Resolution of the Board of Directors of Aetna Life
               Insurance and Annuity Company establishing Variable
                Annuity Account B                                          *

99-B.3.1       Form of Selling Agreement                                   *

99-B.4         Form of Variable Annuity Contracts                          *

99-B.5         Form of Variable Annuity Contract Application               *

99-B.6         Certificate of Incorporation and By-Laws of Depositor       *

99-B.8.1       Fund Participation Agreement between Aetna Life
               Insurance and Annuity Company and Nicholas-Applegate
               Series Trust, and Nicholas-Applegate Capital Management     *

99-B.8.2       Form of Marketing and Services Agreement among Aetna
               Life Insurance and Annuity Company, Nicholas-Applegate
               Capital Management and Nicholas-Applegate Securities    --------

99-B.9         Opinion of Counsel                                      --------

99-B.10.1      Consent of Independent Auditors                         --------

99-B.10.2      Consent of Counsel (See item 99-B.9)                        *

99-B.13        Computation of Performance Data                             *

99-B15.1       Powers of Attorney                                          *

99-B.15.2      Authorization for Signatures                                *

(27)           Financial Data Schedule                                     *

*Incorporated by reference